Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW 101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 20, 2024

Via EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Liz Packebusch
Mr. Daniel Morris

RE:	Crown LNG Holdings Ltd

Registration Statement on Form F-1

Filed September 30, 2024

File No. 333-282396

On behalf of Crown LNG Holdings Ltd (the “Company”), we are hereby responding to the letter dated October 23, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), regarding the Company’s Registration Statement on Form F-1 filed September 30, 2024 (the “Registration Statement”). In response to the Comment Letter, and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the SEC today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

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Securities and Exchange Commission

December 20, 2024

Registration Statement on Form F-1 filed September 30, 2024

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the Selling Securityholders paid for such securities.

Response: The Amended Registration Statement has been revised on the cover page to disclose the price that the Selling Securityholders paid for the securities being registered for resale.

2.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Amended Registration Statement has been revised on the cover page, the MD&A, and pages 18, 36, and 72 to disclose the exercise price of the warrants compared to the market price of the underlying securities. The Company respectfully advises the Staff that the likelihood that warrant holders will not exercise their warrants for cash, and therefore the amount of cash proceeds the Company would receive, is dependent upon the market price of the Company’s Ordinary Shares.

3.

We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Response: The Amended Registration Statement has been revised on the cover page to indicate that the sales of the securities being registered in his prospectus, or the perception in the market, that such sales may occur, could result in significant decline in the public trading of the Company’s Class A Ordinary Shares.

Risk Factors

Risks Related to our Securities

Certain existing shareholders purchased securities in the Company at a price below the current trading price…, page 35

4.

Please revise your risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the securities. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Amended Registration Statement has been revised on page 37-38 to include a risk factor indicating the negative pressure on the public trading price of the Company’s Ordinary Shares. The Amended Registration Statement has also been revised on the cover page to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Securities and Exchange Commission

December 20, 2024

We do not have experience operating as a public company subject to U.S. federal securities laws, page 41

5.

We note your disclosure at page F-41. Please update and revise your risk factor to state that you did not timely file your 10-K for the fiscal year ended December 31, 2023 and as a result received written notice from NYSE American that you were not in compliance with continued listing standards.

Response: The Amended Registration Statement has been revised on page 44 to address this comment.

Crown’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 96

6.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company is experiencing challenging situation related to funding of working capital required for the projects due to the significant redemption at closing of the BCA. Further, the Company stock is trading at low price and further funds from warrants cannot be expected. The Company is maintaining the projects for Kakinada and Scotland in good standing and is negotiating with new investors to invest in the projects directly. The activity levels in the projects are kept at a low level to save cost and will only be increased when the remaining funding for the projects to reach Final Investment Decision (FID) is secured.

For funding of general operating cost for the next 6-12 months the Company has signed a USD 50M Equity Line of Credit (ELOC) with ARENA BUSINESS SOLUTIONS GLOBAL SPC II, LTD coming into effect when registration statement is effective. This facility will enable funding for working capital required for the holding company and to keep the projects in good standing. The shares for the ELOC are registered as part of the Amended Registration Statement. The Company is in addition negotiating a new USD 7-10 million credit facility for short term funding of operations. Finally, the Company expect to re-start the paused credit facilities with Helena and Millenia during the next 3 months, as soon as the market value of the Company is brought to a level above USD 100 million after the shares are registered under this Amended Registration Statement.

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Selling Securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Amended Registration Statement has been revised on pages 39,46, and 47 to address this comment.

8.

We note that your registration statement on Form F-4 (333-274832), which went effective on February 14, 2024, included certain projections furnished by Crown to Catcha. Please revise your discussion here to discuss, in greater detail, any areas that present inconsistencies. For instance, the Form F-4 referred to an estimated operational date on your Kakinada Project of the first half of 2028, whereas disclosure in the instant prospectus and in your Form 6-K filed October 16, 2024 reflect an estimated operational date of, at the earliest, 2029. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of any new circumstances.

Response: The Amended Registration Statement has been revised on page 112 to address this comment.

Plan of Distribution, page 149

9.

We note your disclosure that the Selling Securityholders may sell their securities using various methods, including purchases by a broker-dealer as principal and resale by the broker-dealer for their account as well as any other method permitted by applicable law. Please confirm your understanding that the retention by a Selling Securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms understanding that the retention by a selling shareholder of an underwriter would constitute a material change to the Company’s distribution plan requiring a post-effective amendment. The Company has also revised its disclosure on page 162 of the Amended Registration Statement in response to the Staff’s comment.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Securities and Exchange Commission

December 20, 2024

Exhibits

10.

We note the legality opinions filed as Exhibits 5.1 and 5.2 appear to be those filed in connection with your previous registration statement on Form F-4 (File No. 333-274832). Please obtain and file new legality opinions that accurately describe the transactions covered by this registration statement.

Response: The Company respectfully advises the Staff that it has revised the Amended Registration Statement to include the correct Exhibits 5.1 and 5.2 pertaining to the legality opinions accurately describing the transactions covered by the Amended Registration Statement.

General

11.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investor(s), PIPE investor(s), and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investor(s), PIPE investor(s), and/or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Amended Registration Statement has been revised on page 47-50 to include a risk factor clarifying how the sales of a substantial number of the Company’s Ordinary Shares in the public market could cause the price of our Ordinary Shares to fall. The Amended Registration Statement has been further revised to include a table disclosing the potential profit based on the Ordinary Shares’ current trading price.

12.

Please update the financial statements included in the filing for Crown LNG pursuant to Item 8.A.5 of Form 20-F, as directed by Item 4.a of Form F-1. Also update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, MD&A and pro forma financial information presented.

Response: The Amended Registration Statement has been revised to include the updated financial statements included in the filing of the Company’s Form 6-K on October 16, 2024 and has also been further revised on the Capitalization and Indebtedness, MD&A and Pro Forma sections to update the financial information.

13.

With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any “primary issuance” of your common stock would be exclusively to third parties which did not purchase the privately placed warrants from you in prior private placements. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02.

Response: The Company respectfully advises the Staff that the Amended Registration Statement has been revised to indicate that all of the securities being registered on this Amended Registration Statement are being registered as a secondary offering rather than a primary offering.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA

NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

Securities and Exchange Commission

December 20, 2024

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Given the Company’s time constraints to complete the registration of the securities in the Amended Registration Statement, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker

AMT

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